UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                              Snap-On Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, $1 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83303410
            --------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------
                              Neal K. Stearns, Esq.
                               First Manhattan Co.
                               437 Madison Avenue
                            New York, New York 10022
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 15, 2000
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |X|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 8 Pages

                                  SCHEDULE 13D
_______________________                                _________________________

CUSIP No. 83303410                                           Page 2 of 8 Pages
_______________________                                _________________________
________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          First Manhattan Co.      13-1957714

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)


          PF, OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          New York
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                         306,200
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY               5,324,088
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                         306,200
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                         5,719,021
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          6,025,221
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          9.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (See Instructions)


          BD, IA, PN
________________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is the common stock, $1 par value (the "Common Stock"), of Snap-On Incorporated, a Delaware corporation (the "Issuer") whose principal executive offices are located at 10801 Corporate Drive, Pleasant Prairie, Wisconsin 53158-1603.


ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by First Manhattan Co. ("FMC"), a limited partnership organized under the laws of the State of New York. FMC is registered as a broker-dealer under the Securities Exchange Act of 1934 and as an investment adviser under the Investment Advisers Act of 1940, and its principal business is investment management. The address of its principal business and its principal office is 437 Madison Avenue, New York, New York 10022. FMC's general partners are David S. Gottesman, Daniel Rosenbloom, Carrol A. Muccia, Jr. Richard A. Pearl, Allan H. Glick, Charles M. Rosenthal, John R. Loomis, Arthur
J. Stainman, Michael P. Helmick, David M. Manischewitz, Robert W. Gottesman, A. Byron Nimocks III, Bernard C. Groveman, Keith B. Josephson, Neal K. Stearns, William F. Guardenier, Todd W. Green and Samuel F. Colin. The business address of each of its general partners is 437 Madison Avenue, New York, New York 10022, and the principal occupation of each of its general partners is general partner of First Manhattan Co. Each of FMC's general partners is a citizen of the United States. During the five years preceding the filing of this statement, neither FMC nor any of its general partners has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The sources of the funds used in making the purchases of the Common Stock to which this statement relates were personal funds of general partners of FMC with respect to shares owned by general partners and funds of customers of FMC for whom FMC is authorized to vote or to exercise investment discretion with respect to shares owned by customers. The amount of funds used to purchase the 569,250 shares of Common Stock owned by general partners of FMC was $17,714,497.29, and the amount of funds used to purchase the 5,455,971 shares of Common Stock owned by customers of FMC was $170,195,990.79. None of such funds consisted of borrowed funds.




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



ITEM 4.  PURPOSE OF TRANSACTION.

         In conducting its business as an investment adviser, FMC analyzes and follows on a continuous basis the business, operations, financial structure, industry and markets of issuers in which its client portfolios have investment positions. To that end FMC personnel from time to time may have meetings or discussions with representatives of such issuers, their competitors, customers, suppliers and other industry observers or various other parties and in the course thereof may suggest or take positions or otherwise express opinions with respect to potential changes in the business, operations, financial structure or management of such issuers. Such suggestions or positions may relate to one or more transactions of the character specified in clauses (a) through (j) of the last paragraph under this Item 4 below, including without limitation such matters as a merger or sale of an issuer or changes in those provisions of its charter, by-laws or other governing instruments that could impede the acquisition or change in control of such issuer.

         The Common Stock to which this statement relates was purchased for the purpose of investment without any plans or proposals which relate to or would result in any transactions of the character mentioned above and without the purpose or effect of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. However, as reflected in the Issuer's most recent Notice of Annual Meeting and Proxy Statement (dated March 28, 2000), over the past several years shareholders' return on the Issuer's Common Stock has been singularly disappointing. Indeed, from December 31, 1995 to October 31, 2000, a $100 investment in the Issuer's Common Stock resulted, after including all dividends, in a loss of $4. By comparison, an equivalent investment over the same period in the S&P 500 Index would have resulted in a gain of more than $150. FMC has therefore concluded that a material improvement in such return may best be achieved by the Issuer's merging or being acquired rather than continuing as an independent company. Accordingly, FMC intends to suggest such a transaction to one or more parties and to encourage their approaching and dealing directly with representatives of the Issuer for that purpose. Also to that end, FMC may have discussions with representatives of the Issuer and other shareholders.

         Except as set forth above, at the present time FMC does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any


                                Page 4 of 8 Pages
person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of the date of filing this statement FMC beneficially owned an aggregate of 6,025,221 shares of Common Stock of the Issuer, or 9.3% of the 64,630,585 shares of Common Stock of the Issuer that were outstanding as of October 28, 2000. Such 6,025,221 shares beneficially owned by FMC include 569,250 shares owned by general partners of FMC, as to which FMC had sole voting power and sole dispositive power with respect to 289,200 shares, shared voting power with respect to 97,550 shares and shared dispositive power with respect to 280,050 shares, and 5,455,971 shares owned by customers of FMC for whom FMC was authorized to vote or to exercise investment discretion, as to which FMC had sole voting power and sole dispositive power with respect to 17,000 shares, shared voting power with respect to 5,226,538 shares and shared dispositive power with respect to 5,438,971 shares. The general partners and customers of FMC that owned such shares had shared voting power and shared dispositive power with respect to the shares owned by them and the sole right to receive dividends and the proceeds of sale of such shares. None of such general partners or customers had shared voting power or shared dispositive power with respect to 5% or more of the outstanding shares of the class.

         The number of shares of Common Stock outstanding as of October 28, 2000 includes 58,187,552 shares which the Issuer reported as outstanding as of that date on the cover page of its Form 10-Q report for the quarterly period ended September 30, 2000 and 6,443,033 shares which, according to the Form 10-Q report, were owned by a Grantor Stock Trust at September 30, 2000. Although the Issuer did not include such 6,443,033 shares as outstanding for purposes of the cover page of the Form 10-Q report, the Issuer claims that such shares are entitled to be voted at stockholders' meetings and may be sold by the Trustee of the Grantor Stock Trust under certain circumstances, and accordingly FMC believes that such shares should be considered outstanding for purposes of calculating the percentage of the class of securities with respect to which FMC has voting power or dispositive power.

         Set forth on Schedule I hereto are transactions effected by FMC during the sixty days preceding the filing of this statement in Common Stock of the Issuer with respect to which FMC may be deemed to be or to have been a beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934. All of such transactions were for the accounts of customers of FMC.




                                Page 5 of 8 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         FMC has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.











                                Page 6 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2000

                                                    /s/ Neal K. Stearns
                                            ------------------------------------
                                                     Neal K. Stearns, Esq.
                                                     General Partner
                                                     First Manhattan Co.









                                Page 7 of 8 Pages

                                                                      SCHEDULE I




Date of Transaction     Purchase or Sale    Number of Shares     Price per share

September 18, 2000          Purchase                 200              $28.00

September 18, 2000          Purchase                 300               27.78

September 18, 2000          Purchase               1,100               27.72

September 18, 2000          Purchase               2,200               27.66

September 19, 2000          Purchase                 500               27.57

September 25, 2000            Sale                   300               23.16

September 27, 2000            Sale                 2,500               22.85

September 29, 2000            Sale                 3,500               23.17

 October 3, 2000              Sale                74,500               22.19

 October 13, 2000             Sale                   100               21.04

 October 17, 2000             Sale                   300               21.37

 October 19, 2000             Sale                12,500               20.91

 November 9, 2000             Sale                 1,100               23.58

 November 13, 2000            Sale                 1,500               24.00





                                Page 8 of 8 Pages